UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                           NOTIFICATION OF LATE FILING          SEC FILE NUMBER
                                                                    0-23779
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(Check One):  [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K           CUSIP NUMBER
              [X]Form 10-Q  [ ]Form N-SAR                        376796 10 8
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     For Period Ended: September 30, 2001.

     [   ] Transition Report on Form 10-K
     [   ] Transition Report on Form 20-F
     [   ] Transition Report on Form 11-K
     [   ] Transition Report on Form 10-Q
     [   ] Transition Report on Form N-SAR

     For the Transition Period Ended: Not Applicable.

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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I--REGISTRANT INFORMATION


Glas-Aire Industries Group Ltd.
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Full Name of Registrant


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Former Name if Applicable

3137 Grandview Highway
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Address of Principal Executive Office (Street and Number)

Vancouver, B.C. V5M 2E9 Canada
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City, State and Zip Code

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   /X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The Registrant is unable to file its Quarterly Report on Form 10-QSB for the period ended September 30, 2001 within the prescribed period because the Registrant is collecting and reviewing additional information needed to properly complete the Form 10-QSB.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Henry F. Schlueter, Esq.             (303)             292-3883
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             (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On October 10, 2001, Glas-Aire Industries Group Ltd. (the "Company" or "Glas-Aire") filed a Form 8-K with the United States Securities and Exchange Commission announcing that it had completed a transaction for the repurchase of all of its shares of common stock owned by Regency Affiliates, Inc. ("Regency") and its wholly-owned subsidiary, Speed.com, Inc. Prior to the transaction, Regency owned 1,215,105 shares of Glas-Aire's common stock and Glas-Aire owned 4,040,375 shares of Regency's common stock. Pursuant to an agreement entered into on September 17, 2001 and amended on October 1, 2001, Glas-Aire acquired 1,215,105 shares of its common stock representing approximately 50% of the issued and outstanding shares of Glas-Aire for $2,500,000 in cash plus 4,040,375 of Regency's common stock, representing approximately 23% of the issued and outstanding shares of Regency. As a result of the transaction, neither Regency nor Glas-Aire owns any stock of the other.

     The purchase price was based on negotiations between the parties and confirmed as to fairness by independent valuation firms hired by respective committees of each of the Boards of Directors of Regency and Glas-Aire.

     The impact of this transaction upon the Company's Balance Sheet was substantial, and resulted in a substantial decrease in both total assets and shareholders' equity. As a result of the transaction described above and a decline in the trading price of Regency's common stock, the Company will incur a substantial loss on the sale of the Company's investment in Regency Affiliates, Inc. The loss will be reflected in the Company's income statement as a loss on sale of investment in Regency Affiliates, Inc.


                         GLAS-AIRE INDUSTRIES GROUP LTD.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 14, 2001                       By: /s/ Omer Esen
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                                              Omer Esen, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.